THE UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(AMENDMENT NO. 2)*



SHAKE SHACK INC.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

819047101
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [     ] Rule 13d-1(b)
       [ X ] Rule 13d-1(c)
       [     ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's* initial filing on this form with respect to the subject class of securities,* and for any subsequent amendment containing information which would alter* disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be* deemed to be "filed" for the purpose of Section 18 of the Securities* Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of* that section of the Act but shall be subject to all other provisions of* the Act (however, see the Notes).


CUSIP No. 36165L108


1.
NAMES OF REPORTING PERSONS

12 West Capital Management LP
45-3076594

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [    ]
(b) [    ]
3.
SEC USE ONLY


4.
CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5.
SOLE VOTING POWER:                                    2,802,862**

6.
SHARED VOTING POWER:                              0**

7.
SOLE DISPOSITIVE POWER:                           2,802,862**

8.
SHARED DISPOSITIVE POWER:                     0**

9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
2,802,862**

10.
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [  ]

11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 7.31%**

12.
TYPE OF REPORTING PERSON (see instructions): IA


**12 West Capital Management LP ("12 West Management") serves as the investment manager to 12 West Capital Fund LP, a Delaware limited partnership ("12 West* Onshore Fund"), and 12 West Capital Offshore Fund LP, a Cayman Islands* exempted limited partnership ("12 West Offshore Fund"), and possesses the * sole power to vote and the sole power to direct the disposition of all * securities of Shake Shack Inc. (the "Company") held by 12 West Onshore Fund and 12 West Offshore Fund. Joel Ramin, as the sole member of 12 West Capital*
 Management, LLC, the general partner of 12 West Management, possesses the * voting and dispositive power with respect to all securities beneficially owned* by 12 West Management.

As of December 31, 2020, the Company had 38,329,552 shares of Common Stock * outstanding. As of December 31, 2020, 12 West Onshore Fund held 1,674,642 * shares of Class A common stock of the Company, par value $0.001 per share * ("Common Stock"), and 12 West Offshore Fund held 1,128,220 shares of Common*
 Stock. As a result of the foregoing, for purposes of Reg. Section 240.13d-3,* 12 West Management is deemed to beneficially own 2,802,862 shares of Common *
Stock, or 7.31% of the Common Stock deemed issued and outstanding as of * December 31, 2020.




Item 1.

(a)
Name of Issuer

Shake Shack Inc.




(b)
Address of Issuer's Principal Executive Offices

24 Union Square East, 5th Floor
New York, NY 10003


Item 2.

(a)
 Name of Person Filing

12 West Capital Management LP




(b)
 Address of Principal Business Office, or, If None, Residence:

90 Park Avenue
40th Floor
New York, New York 10016





(c)
 Citizenship:

12 West Capital Management LP is a Delaware limited partnership





(d)
 Title of Class of Securities

Class A Common Stock, $0.001 par value per share




(e)
 CUSIP Number

819047101

Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or * 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable



















Item 4. Ownership.

(a) Amount beneficially owned:						2,802,862**
(b) Percent of class: 							7.31%**
(c) Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote: 			2,802,862**
	(ii) Shared power to vote or to direct the vote: 			0**
	(iii) Sole power to dispose or to direct the disposition of:		2,802,862*
	(iv) Shared power to dispose or to direct the disposition of: 	0**

__________________
**12 West Capital Management LP ("12 West Management") serves as the investment manager to 12 West Capital Fund LP, a Delaware limited partnership ("12 West Onshore Fund"), and 12 West Capital Offshore Fund LP, a Cayman Islands exempted limited partnership ("12 West Offshore Fund"), and possesses the sole power to vote and the sole power to direct the disposition of all securities of Shake
Shack Inc. (the "Company") held by 12 West Onshore Fund and 12 West Offshore Fund. Joel Ramin, as the sole member of 12 West Capital Management, LLC, the general partner of 12 West Management, possesses the voting and dispositive power with respect to all securities beneficially owned by 12 West Management.

As of December 31, 2020, the Company had 38,329,552 shares of Common Stock outstanding. As of December 31, 2020, 12 West Onshore Fund held 1,674,642 shares of Class A common stock of the Company, par value $0.001 per share ("Common Stock"), and 12 West Offshore Fund held 1,128,220 shares of Common Stock. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, 12 West Management is deemed to beneficially own 2,802,862 shares of Common
Stock, or 7.31% of the Common Stock deemed issued and outstanding as of December 31, 2020.






























Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated- February 16, 2021


12 WEST CAPITAL MANAGEMENT LP

By:	12 West Capital Management, LLC, its General Partner



By:  /s/ Joel Ramin______________
	Joel Ramin, its Sole Member